Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Outcome of the Board meeting held on June 23, 2021:

i.	Issue of Share based Long Term Incentive Scheme 2021 to the eligible employees of the Company
ii.	Appointment of Mr Girish Wagh as Additional and Executive Director of the Company

June 23, 2021, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosures Requirements) Regulations, 2015 [“SEBI Listing Regulations”], please be informed that the Board of Directors, at its meeting held today, based on the recommendation of Nomination and Remuneration Committee, inter alia, approved the following:-

(i)

Changes in the Board of Directors: Appointment of Mr Girish Wagh (DIN: 03119361) as an Additional and Executive Director, w.e.f July 1, 2021. Reproduced hereunder is the press release alongwith the brief details of the appointment as prescribed and profile of Mr Wagh (Annexure A), the contents of which is self-explanatory.

We also confirm that Mr Wagh is not debarred from holding the office of director pursuant to any SEBI order or any such authority.

(ii)

the 76th Annual General Meeting (AGM) is scheduled to be held on Friday, July 30, 2021 at 3:00 p.m. (IST) via Video Conference / Other Audio Visual Means in accordance with the relevant circulars issued by Ministry of Corporate Affairs (MCA) and Securities and Exchange Board of India (SEBI).

The meeting commenced at 4:30 p.m. and concluded at 6:45 p.m.

Annexure A

Tata Motors Ltd. announces changes to its Board of Directors

Mumbai June 23, 2021: Tata Motors announced that Mr Guenter Butschek who had informed his desire to relocate to Germany at the end of the contract for personal reasons, will therefore be stepping down from his role as CEO & MD from June 30, 2021. He will continue as a consultant to the company till the end of this fiscal year.

Mr Chandrasekaran said: “I would like to thank Guenter for leading Tata Motors successfully over the last 5 years and creating a strong foundation for the future. I look forward to his continued inputs as a consultant to the Company.”

Mr Guenter Butschek said: “Leading Tata Motors over the last 5 years was an exciting experience. The business fundamentals are stronger, and we are well positioned to leverage the opportunities in both Commercial and Passenger Vehicles. I look forward to my continued association with the company as a consultant in the coming months.”

Pursuant to this, Mr Girish Wagh is being appointed as the Executive Director to the Board of Tata Motors Ltd from July 1, 2021.

Tata Motors’ domestic business has successfully transitioned to a Business Unit structure with the Commercial Vehicles Division headed by Mr Girish Wagh and the Passenger Vehicle Division headed by Mr Shailesh Chandra. The Executive Committee is an experienced leadership team that has been successfully scripting the turnaround of the company and will continue to drive the business.

Mr Girish Wagh, President - Commercial Vehicles, Mr Shailesh Chandra, President – Passenger Vehicles and Mr Thierry Bollore, CEO – Jaguar Land Rover will continue to work closely with the Chairman, Mr N Chandrasekaran.

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details of change Mr Girish Wagh
	Reason for change viz. appointment, resignation, removal, death or otherwise	Appointment
Date of appointment / cessation (as applicable) & term of appointment

July 1, 2021

Term of appointment: In terms of Section 161 of the Companies Act, 2013 read with applicable rules made thereunder, Mr Girish Wagh as an Additional Director shall hold office upto the date of the ensuing Annual General Meeting (“AGM”) of the Company and a proposal for his appointment as an Executive Director of the Company would be placed for the approval of the members at the ensuing AGM of the Company.

	Brief profile (in case of appointment)	Reproduced hereunder
	Disclosure of relationships between directors (in case of appointment of a Director)	Nil

BRIEF PROFILE OF EXECUTIVE DIRECTOR

Name: Girish Wagh

DIN: 03119361

Date of Birth: December 2, 1970

Educational Qualification:

MBA from S. P. Jain Institute of Management & Research

BE from Pune University

Directorship:

Automotive Corporation of Goa Limited

Tata Marcopolo Motors Limited

Background:

Girish Wagh has been President and Head of Commercial Vehicle Business Unit - Tata Motors Ltd. and a member of the Executive Committee (ExCom) since July 2017.

He started his career at Tata Motors as Graduate Engineer Trainee (GET) in 1992 after completing his Engineering from Pune University. Thereafter, he also completed his Post Graduation in Manufacturing Management from the S P Jain Institute of Management and Research.

In his illustrious career of 29 years with Tata Motors, Girish has held several senior roles with increasing and complex responsibilities across both Passenger Vehicle and Commercial Vehicle Business Units. Leading teams across multiple functions, he successfully delivered game changing projects including the Tata ACE - Mini Truck and the new generation cars including Nano, Bolt, Zest, Tiago, Hexa and Tigor.

For his excellent contribution to the automotive industry, Girish was recognised as the “Rising Star” by the Automotive News Europe in 2011 and was recently awarded with “CV Man of the Year” at the Apollo CV Awards 2020.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.